     As filed with the Securities and Exchange Commission on May 18, 2000
                                              Registration No. 333-35682
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------
                            NEW ERA OF NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                        --------------------------------

         DELAWARE                                        84-1234845
(STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NUMBER)

                      6550 SOUTH GREENWOOD PLAZA BOULEVARD
                               ENGLEWOOD, CO 80111
                                 (303) 694-3933
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        --------------------------------
                           GEORGE F. (RICK) ADAM, JR.
                             CHIEF EXECUTIVE OFFICER
                            NEW ERA OF NETWORKS, INC.
                      6550 SOUTH GREENWOOD PLAZA BOULEVARD
                               ENGLEWOOD, CO 80111
                                 (303) 694-3933
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                        --------------------------------
                                   Copies to:
                             MARK A. BERTELSEN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300
                        --------------------------------
        Approximate date of commencement of proposed sale to the public:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this Form are being offered pursuant
to dividend or interest reinvestment plans, please check the following box.[   ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following
box.[   ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration
statement for the same offering.[   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same
offering.[   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.[   ]

                        --------------------------------
                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                              PROPOSED MAXIMUM             PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF               AMOUNT TO BE      OFFERING PRICE PER SHARE     AGGREGATE OFFERING PRICE         AMOUNT OF
SECURITIES TO BE REGISTERED             REGISTERED                  (1)                          (1)               REGISTRATION FEE
------------------------------------- ------------------ ---------------------------- ---------------------------- ----------------
Common Stock par value $0.0001             754,417                $28.25                    $21,312,280.25               $5,627
===================================================================================================================================



(1) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on May 11, 2000, as reported on The Nasdaq National Market.

(2) A registration fee of $4,016 was paid in connection with the original filing on April 26, 2000.

                        --------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
================================================================================

PROSPECTUS
(Subject to completion, dated May 18, 2000)



                                 754,417 Shares

                            NEW ERA OF NETWORKS, INC.

                                  Common Stock

                             ----------------------

     This prospectus is part of a registration statement that we filed with the SEC relating to the public offering of 754,417 shares (the "Shares") of our common stock that are held by some of our current stockholders. We issued such shares to these selling stockholders in connection with the acquisitions of SECCO Software-Engineering Computing and Consulting Gmbh, a German corporation, and PaperFree Systems, Inc., a Delaware corporation. The sale of the Shares is not being underwritten.


     Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "NEON." On May 17, 2000, the last sale price of our common stock was $29.19 per share.


 THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             ----------------------


                         Prospectus dated May __, 2000

                                TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   ----
WHERE YOU CAN FIND MORE INFORMATION.................................................................................2
FORWARD-LOOKING STATEMENTS..........................................................................................3
THE COMPANY.........................................................................................................4
RISK FACTORS........................................................................................................5
USE OF PROCEEDS....................................................................................................12
SELLING STOCKHOLDERS...............................................................................................12
PLAN OF DISTRIBUTION...............................................................................................13
LEGAL MATTERS......................................................................................................15
EXPERTS............................................................................................................15

                             ----------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     THE SHARES OF COMMON STOCK ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE AN OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                       WHERE YOU CAN FIND MORE INFORMATION

     o GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     o STOCK MARKET. The common stock is traded on The Nasdaq Stock Market's National Market. Material filed by NEON can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     o INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:



        1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

        2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

        3.   Our Current Report on Form 8-K filed on April 7, 2000.

        4. The description of our common stock, which is contained in our registration statement on Form 8-A filed on January 23, 1997 and amended by our registration statement on Form 8-A/A filed on June 5, 1997.

        5. The description of our preferred shares rights, which is contained in our registration statement on Form 8-A filed on August 14, 1998 and amended by our registration statement on Form 8-A/A filed on August 17, 1998.


     You may request free copies of these filings by writing or telephoning us at the following address:

                            New Era of Networks, Inc.
                      6550 South Greenwood Plaza Boulevard
                               Englewood, CO 80111
                          Attention: Investor Relations
                                 (303) 694-3933

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements. Such forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about NEON's industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, that are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include those described in "Risk Factors" in this prospectus and in the documents incorporated into this prospectus by reference. You are cautioned not to place undue reliance on these forward-looking statements which reflect management's view only as of the date of this prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which it may make to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                   THE COMPANY

     New Era of Networks, Inc. ("NEON" or the "Company") is a leading supplier of Internet infrastructure software and services. Specifically, NEON helps automate e-Business by providing a range of products and services, which integrate Internet-facing applications with core operational systems for goods and services providers, and which facilitate the creation of Net markets. By enabling information sharing between systems, businesses can automate end-to-end processes, such as fulfilling an order, at the speed and volume required in the e-Business environment. NEON products enable e-markets by routing messages and transforming information at the needed speed and volume. NEON's software solutions support integration of leading Internet and core business packaged applications, application server platforms, industry standard protocols, and proprietary systems. Additionally, the Company provides design, development and implementation services through its Professional Services organization.

     To date, over 2,500 customers worldwide, spanning all major industries including financial services, healthcare, insurance, manufacturing, and telecommunications, use NEON products. Various customers of the Company include ADP, Citibank, GTE Corporation, IBM, JP Morgan & Company, Monsanto Company, Open Interactive, Primark Financial Services, Sumitomo Bank of California and The Street.com. As part of its strategy, NEON has established reseller and joint marketing relationships with complementary e-Business entities such as BEA, BroadVision, Commerce One, IBM, Microsoft and Sun Microsystems, Inc.

RECENT EVENTS

     Acquisitions. We announced the March 2000 acquisition of PaperFree Systems, Inc. in our Current Report on Form 8-K filed April 7, 2000. In April 2000 we acquired SECCO Software-Engineering Computing and Consulting Gmbh, located in Frankfurt, Germany ("SECCO"). Pursuant to this acquisition, SECCO stockholders received a total of approximately 86,925 shares of our common stock and $12,000,000 in cash in exchange for their interests in SECCO. This summary description of the SECCO acquisition is qualified in its entirety by reference to the full text of the SECCO acquisition agreement, a copy of which is attached hereto as Exhibit 2.2.

                                  RISK FACTORS

     As described by the following factors, past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN OUR HISTORICAL GROWTH RATES.

     Although we have had significant revenue growth in recent quarters, such growth rates may not be sustainable, and you should not use these past results to predict future operating margins and results. Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. Our future operating results will depend on many factors, including the following.

     o the continued growth of the e-Business Integration and Enterprise Application Integration ("EAI") software markets;

     o the size of the orders for our products, and the timing of such orders;

     o    potential delays in our implementations at customer sites;

     o    continued development of indirect distribution channels;

     o    increased demand for our products;

     o    the timing of our product releases;

     o    competition;

     o the effects of global economic uncertainty on capital expenditures for software.

     Quarterly revenues and operating results depend upon the volume and timing of customer contracts received during a given quarter, and the percentage of each contract which we are able to recognize as revenue during each quarter, each of which is difficult to forecast. In addition, as is common in the software industry, a substantial portion of our revenues in a given quarter historically have been recorded in the third month of that quarter, with a concentration of such revenues in the last two weeks of the third month. If this trend continues, any failure or delay in the closing of orders during the last part of a quarter will have a material adverse effect on our business.

     As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline.

SOFTWARE LICENSE REVENUE GROWTH IS DEPENDENT ON OUR RELATIONSHIP WITH IBM AND OTHER PARTNERS.

     Our revenue growth in 1998, and in particular the fourth quarter, reflected strong sales of the MQIntegrator and MQSeries Integrator through IBM's distribution and reseller channel. In 1999 and 1998, royalty revenue from IBM sales of MQIntegrator and MQSeries Integrator accounted for between 10% and 20% of our total software license revenues. We expect that IBM and our other partners will account for a material percentage of our software license revenue in 2000. Any delay or shortfall in such revenues from our partners could have a material adverse effect on our business and operating results.

IF OUR SALES CYCLE IS LONGER THAN WE ANTICIPATE, OUR OPERATING RESULTS MAY
SUFFER.

     Although our sales cycles have shortened in the e-Business marketplace, historically our customers typically have taken a long time to evaluate our products. Therefore the timing of license revenue is difficult to predict. A sale of our products to a customer typically involves a significant technical evaluation and a commitment of capital and other resources by the customer. This evaluation process frequently results in a sales cycle that lasts several months. Additional delays are caused by customers' internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations within their organization. Our operating expense levels are relatively fixed in the short-term and are based in part on expectations of future revenues. Consequently, any delay in the recognition of revenue due to a longer sales cycle caused by these factors could result in operating losses.

WE HAVE A SHORT OPERATING HISTORY AND A HISTORY OF OPERATING LOSSES.

     An investor in our common stock must evaluate the risks, uncertainties, expenses and difficulties frequently encountered by early stage companies in rapidly evolving markets. We have had only a limited operating history upon which an evaluation of our Company and its prospects can be based. Prior to 1996, we recorded only nominal product revenue and, including acquisition-related charges, we have not been profitable on an annual basis. At December 31, 1999, our Company had an accumulated deficit of approximately $66.3 million (which includes acquisition-related costs). To address these risks and uncertainties, we must do the following:

     o    successfully implement our sales and marketing strategy;

     o    expand our direct sales channels;

     o    further develop our indirect distribution channels;

     o    respond to competition;

     o    continue to attract and retain qualified personnel;

     o continue to develop and upgrade our products and technology more rapidly than competitors;

     o    commercialize our products and services with future technologies.

     We may not successfully implement any of our strategies or successfully address these risks and uncertainties. Even if we accomplish these objectives we may not be profitable in the future.

INABILITY TO INTEGRATE ACQUIRED COMPANIES MAY INCREASE THE COSTS OF RECENT ACQUISITIONS.

     We may from time to time acquire companies with complementary products and services in the application integration or other related software markets. Between September 1997 and March 2000, we acquired eight companies. These acquisitions will expose us to increased risks and costs, including the following:

     o assimilating new operations, systems, technology and personnel;

     o diverting financial and management resources from existing operations.

     We may not be able to generate sufficient revenues from any of these acquisitions to offset the associated acquisition costs. We will also be required to maintain uniform standards of quality and service, controls, procedures and policies. Our failure to achieve any of these standards may hurt relationships with customers, employees, and new management personnel. In addition, our future acquisitions may result in additional stock issuances which could be dilutive to our stockholders.

     We may also evaluate joint venture relationships with complementary businesses. Any joint venture we enter into would involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of resources, the inability to generate sufficient revenues, the management of relationships with third parties, and potential additional expenses, any of which could have a harmful effect on our business, financial condition and results of operations.

OUR FAILURE TO MANAGE GROWTH OF OPERATIONS MAY ADVERSELY AFFECT US.

     We must plan and manage effectively in order to successfully offer products and services and implement our business plan in a rapidly evolving market. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. For example, at January 1, 1996, we had a total of 35 employees and at December 31, 1999 we had a total of 975 employees. We may further expand domestically or internationally through internal growth or through acquisitions of related companies and technologies. This growth will continue to place a significant strain on our management systems and resources.

     For us to effectively manage our growth, we must continue to enact the following measures:

     o    improve our operational, financial and management controls;

     o    improve our reporting systems and procedures;

     o    install new management and information control systems;

     o    expand, train and motivate our workforce.

     In particular, we are currently migrating our existing accounting software to a packaged application that will allow greater flexibility in reporting and tracking results. If we fail to install this accounting and forecasting software in an efficient and timely manner or if the new systems fail to adequately support our levels of operations, then we could incur substantial additional expenses to remedy such failure.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON OUR SUITE OF E-BUSINESS AND EAI PRODUCTS.

     A substantial majority of our revenues come from the NEON e-Business and EAI suite of products and related services, and we expect this pattern to continue. Accordingly, our future operating results will depend on the demand for our suite of e-Business and EAI products and related services by future customers, including new and enhanced releases that are subsequently introduced. There can be no assurance that the market will continue to demand our current products or that we will be successful in marketing any new or enhanced products. If our competitors release new products that are superior to our products in performance or price, demand for our products may decline. A decline in demand for NEON as a result of competition, technological change or other factors would have a harmful effect on our business, financial condition and results of operations.

FAILURE TO ADD CUSTOMERS OR EXPAND INTO NEW MARKETS MAY BE HARMFUL TO OUR BUSINESS.

     A significant portion of our revenue has come from a small number of large purchasers. For example, in 1999 our top ten customers accounted for 38% of total revenues. In 1999, Industrial Bank of Japan accounted for approximately 7% of our total revenues. Historically, our revenues have been derived primarily from sales to large banks and financial institutions. Sales to large banks and financial institutions accounted for 32% of total revenues in 1999 and approximately 57% of total revenues in 1998. These customers or other customers may not continue to purchase our products. Our failure to add new customers that make significant purchases of our products and services would have a harmful effect on our business, financial condition and results of operations.

     While we have developed experience marketing our products to financial institutions, we have less experience with other vertical market segments. New market segments that we are currently targeting are likely to have significantly different characteristics than the financial institutions segment. As a result, we may change our pricing structures, sales methods, sales personnel, consulting services and customer support. We may not be successful in selling our products and services to the additional segments targeted. Our inability to expand sales of our products and services into these additional markets would have a harmful effect on our business, financial condition and results of operations.

OUR GROWTH IS DEPENDENT UPON THE SUCCESSFUL DEVELOPMENT OF OUR DIRECT AND INDIRECT SALES CHANNELS.

     We sell our products primarily through our direct sales force and we support our customers with our internal technical and customer support staff. We will continue to rely on our ability to recruit and train additional sales people and qualified technical support personnel. Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical, customer and direct sales personnel, particularly additional sales personnel focusing on the new vertical market segments that we target. We have in the past and may in the future experience difficulty in recruiting qualified sales, technical and support personnel. Our inability to rapidly and effectively expand our direct sales force and our technical and support staff could harm our business, financial condition and results of operations.

     We believe that future growth also will depend on developing and maintaining successful strategic relationships with distributors, resellers, and systems integrators. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This could harm our operating results if these efforts do not generate license and service revenues necessary to offset such investment. Also, our inability to recruit and retain qualified distributors, resellers and systems integrators could harm our results of operations. Another risk is that because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could harm our average selling prices and result in lower gross margins.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We continue to expand our international operations, and these efforts require significant management attention and financial resources. Each version of our product also has to be localized within each country. We have committed resources to the opening and integration of additional international sales offices and the expansion of international sales and support channels. Our efforts to develop and expand international sales and support channels may not be successful. International sales are subject to a number of risks, including the following:

     o    longer payment cycles;

     o    unexpected changes in regulatory requirements;

     o difficulties and expenses associated with complying with a variety of foreign laws;

     o    import and export restrictions and tariffs;

     o    difficulties in staffing and managing foreign operations;

     o difficulty in accounts receivable collection and potentially adverse tax consequences;

     o    currency fluctuations;

     o    currency exchange or price controls;

     o    political and economic instability abroad.

     Additionally, intellectual property may be more difficult to protect outside of the United States. International sales can also be affected to a greater extent by seasonal fluctuations resulting from the lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the market for our products is not as developed outside of North America. We may not be able to successfully penetrate international markets or if we do, there can be no assurance that we will grow these markets at the same rate as in North America.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

     The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to keep up in any of these ways. We have also found that the technological life cycles of our products are difficult to estimate, partially because they may vary according to the particular application or vertical market segment. We believe that our future success will depend upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments.

     Existing Products. We currently serve a customer base with a wide variety of hardware, software, database, and networking platforms. To gain broad market acceptance, we believe that we will have to support our products on a variety of platforms. Our success will depend, among others, on the following factors:

     o our ability to integrate our products with multiple platforms, especially relative to our competition;

     o the portability of our products, particularly the number of hardware platforms, operating systems and databases that our products can source or target;

     o the integration of additional software modules under development with existing products;

     o our management of software development being performed by third-party developers.

     Future Products. There can be no assurance that we will be successful in developing and marketing future product enhancements or new products that respond to technological changes, shifting customer preferences, or evolving industry standards. We may experience difficulties that could delay these products. If we are unable to develop and introduce new products or enhancements of existing products in a timely manner or if we experience delays in the commencement of commercial shipments of new products and enhancements, then customers may forego purchases of our products and purchase those of our competitors.

OUR FAILURE TO MAINTAIN CLOSE RELATIONSHIPS WITH KEY SOFTWARE VENDORS WILL ADVERSELY AFFECT OUR PRODUCT OFFERING.

     We believe that in order to provide competitive solutions for heterogeneous, open computing environments, it is necessary to develop, maintain and enhance close relationships with a wide range of vendors, including database, enterprise resource planning, supply chain and electronic data interchange software vendors, as well as hardware and operating system vendors. There can be no assurance that we will be able to maintain our existing relationships or develop additional relationships with such vendors. Our failure to do so could adversely affect the portability of our products to existing and new platforms and databases and the timing of the release of new and enhanced products.

OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS MAY ADVERSELY AFFECT
US.

     Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have three patents and one patent application pending. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Any infringement of our proprietary rights could materially adversely affect our future operating results. Furthermore, policing the unauthorized use of our products is difficult and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE.

     The trading price of our common stock has fluctuated significantly since our initial public offering in June 1997. In addition, the trading price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, developments with respect to patents or proprietary rights, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock.

OUR INABILITY TO ATTRACT AND RETAIN PERSONNEL MAY ADVERSELY AFFECT US.

     Our success depends on the continued service of our key technical, sales and senior management personnel. None of these persons are bound by an employment agreement. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could have a harmful effect on our future operating results. In particular George F. (Rick) Adam, our Chief Executive Officer, would be difficult to replace. Our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills required to perform the services we offer. We cannot assure that we will be able to retain sufficient numbers of these highly skilled employees. Because of the complexity of the e-Business and EAI software and Internet integration markets, we have in the past experienced a significant time lag between the date on which technical and sales personnel are hired and the time at which such persons become fully productive, and we expect this pattern to continue.

INTELLECTUAL PROPERTY CLAIMS CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     It is also possible that third parties will claim that we have infringed their current or future products. We expect that e-Business and EAI software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a harmful effect upon our operating results. There can also be no assurance that such royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. There can be no assurance that legal action claiming patent infringement will not be commenced against us, or that we would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a patent claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations would be harmed.

GLOBAL ECONOMIC UNCERTAINTY MAY AFFECT THE CAPITAL EXPENDITURES OF OUR
CUSTOMERS.

     The e-Business and EAI software and Internet integration markets could be negatively impacted by certain generic factors, including global economic difficulties and uncertainty, reductions in capital expenditures by large customers, and increasing competition. These factors could in turn give rise to longer sales cycles, deferral or delay of customer purchasing decisions, and increased price competition. The presence of such factors in the e-Business and EAI software market could harm our operating results.

ADOPTION OF THE EURO PRESENTS UNCERTAINTIES FOR OUR COMPANY.

     In the first part of 1999, the new "Euro" currency was introduced in certain European countries that are part of the European Monetary Union, or EMU. By 2002, all EMU countries are expected to be operating with the Euro as their single currency. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally and, additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. We are currently assessing the effect the introduction of the Euro will have on our internal accounting systems and the sales of our products. We are not aware of any material operational issues or costs associated with preparing our internal systems for the Euro. However, we do utilize third party vendor equipment and software products that may or may not be EMU compliant. Although we are currently taking steps to address the impact, if any, of EMU compliance for such third party products, the failure of any critical components to operate properly post-Euro could have a harmful effect on the business, financial condition and results of operations of our Company or require us to incur expenses to remedy such problems.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the Selling Stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the Selling Stockholders who offer and sell their shares.

                              SELLING STOCKHOLDERS


     The following table sets forth the number of shares owned by each of the Selling Stockholders as of May 18, 2000. None of the Selling Stockholders has had a material relationship with NEON within the past three years other than as described below or as a result of the ownership of the shares or other securities of NEON. None of the Selling Stockholders holds a number of shares that exceeds 1% of NEON's outstanding capitalization. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholder named below.


                                                                       NUMBER OF SHARES WHICH
                                              NUMBER OF SHARES         MAY BE SOLD PURSUANT TO
  NAME OF SELLING STOCKHOLDER               BENEFICIALLY OWNED(1)         THE PROSPECTUS (2)
  ---------------------------               ---------------------      ------------------------
Ira A. Apatoff ...............                     104,872                      81,276
Albert F. Cameron ............                         647                         501
Michele J. Darnell ...........                      20,715                      16,054
Don M. Honeycutt .............                         194                         150
Guy M. Jillings ..............                         647                         501
Zari Karimi ..................                         161                         125
Daniel Kazzaz ................                     137,052                     106,215
Eric Leibowitz ...............                         194                         150
Nikoleta Lelis ...............                         323                         250
Patrick J. Lynch .............                         161                         125
Robert A. McNeece ............                       2,136                       1,655
James M. Miller ..............                         161                         125
Eric G. Nilson ...............                      15,536                      12,040
Boris J. Shur ................                          80                          62
David Sien ...................                         194                         150
John C. Tantaro ..............                         161                         125
Christine A. Whalen ..........                         647                         501
Maik Thurm ...................                      52,155                      46,939
Goetz Nourney ................                      34,770                      31,293

--------------
(1) Does not include an aggregate of 383,611 shares of common stock that the Company anticipates that it will distribute to the Selling Stockholders pursuant to certain "make whole" provisions contained in the acquisition agreements pursuant to which the Selling Stockholders received their shares. A number of shares which are, in the Company's best estimation, equivalent to these shares have been included in this registration statement, but they are not included in either column of the table. We intend to file a prospectus supplement to reflect any change in the number of shares offered by the individual Selling Stockholders as a result of these provisions.

(2) Does not include an aggregate of 72,569 shares of common stock beneficially owned by the Selling Stockholders that have been deposited in escrow to secure the indemnification obligations of the Selling Stockholders. A number of shares equivalent to these escrow shares have been included in this registration statement, but they are not included in this column of the table. We intend to file a prospectus supplement to reflect any change in the number of shares offered by the individual selling stockholders as a result of the expiration of the escrow or the effect of the provisions described in the prior footnote.

                              PLAN OF DISTRIBUTION

     We are registering all 754,417 shares of common stock (the "Shares") on behalf of the Selling Stockholders. As used in this prospectus, "Selling Stockholders" includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of NEON in making decisions with respect to the timing, manner and size of each sale.

     The Selling Stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The Selling Stockholders may sell some or all of their Shares through:

     o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

     o an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

     o    in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with the distribution of the Shares, the Selling Stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of NEON's common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also:

     o sell NEON common stock short and redeliver the Shares to close out such short positions;

     o enter into option or other types of transactions that require the Selling Stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

     o loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The Selling Stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Stockholders may allow other broker-dealers to participate in resales. However, the Selling Stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as "underwriters" within the meaning of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the Selling Stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 153 of the Act, which may include delivery through the facilities of the NASD. NEON will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions they have with us. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

     NEON has agreed to indemnify certain Selling Stockholders against certain liabilities, including liabilities under the Securities Act. In return, certain Selling Stockholders have agreed to indemnify NEON and certain related persons against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for NEON by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

     The financial statements of NEON as of December 31, 1997, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.


                                               AMOUNT TO BE
                                            PAID BY REGISTRANT
                                            ------------------
SEC registration fee .................           $ 5,627
Legal fees and expenses ..............            15,000
Accounting fees and expenses .........            10,000
Miscellaneous expenses ...............             9,373
                                                 -------
          Total ......................           $40,000


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the Registrant's Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for mandatory indemnifications of its directors and officers and permissible indemnifications of employees and offer agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

(a)  Exhibits:

     EXHIBIT
     NUMBER                    DESCRIPTION OF DOCUMENT

       *2.1 Agreement and Plan of Reorganization dated March 21, 2000 by and among Registrant, NEON Acquisition One Corporation and PaperFree Systems, Inc. (which is incorporated herein by reference to the exhibit filed with the Registrant's Report on Form 8-K dated March 24, 2000).


       *2.2 Share Acquisition Agreement by and among Registrant, SECCO Software-Engineering, Computing and Consulting Gmbh, Maik Thrum and Goetz Nourney dated April 7, 2000.


        5.1 Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.

       23.1 Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

       23.2    Consent of Arthur Andersen LLP.

     EXHIBIT
     NUMBER                    DESCRIPTION OF DOCUMENT

     * 24.1    Power of Attorney (which is included on page II-3, herein).

* Previously filed

(b)  Financial Statement Schedules-- NONE

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

          (iii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iv) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON MAY 18, 2000.


                                   New Era of Networks, Inc.

                                   By:  /s/ Leonard M. Goldstein
                                        ----------------------------------------
                                        Leonard M. Goldstein
                                        Senior Vice President and Senior Counsel



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                    SIGNATURE                                          TITLE                                       DATE
                    ---------                                          -----                                       ----
                        *                          Chairman of the Board, Chief Executive Officer             May 18, 2000
-------------------------------------------------  and Director (Principal Executive Officer)
               George F. Adam, Jr.


                        *                          President, Chief Operating Officer and Director            May 18, 2000
-------------------------------------------------
                 Patrick Fortune


                        *                          Senior Vice President and Chief Financial Officer          May 18, 2000
-------------------------------------------------  (Principal Financial Officer)
                 Stephen E. Webb


                        *                          Director of Accounting and Financial Reporting             May 18, 2000
-------------------------------------------------  (Principal Accounting Officer)
                 Lonnie S. Clark


                        *                          Director                                                   May 18, 2000
-------------------------------------------------
                Harold A. Piskiel


                        *                          Director                                                   May 18, 2000
-------------------------------------------------
                 Steven Lazarus


                        *                          Director                                                   May 18, 2000
-------------------------------------------------
                 Mark L. Gordon


                        *                          Director                                                   May 18, 2000
-------------------------------------------------
              Elisabeth W. Ireland


                        *                          Director                                                   May 18, 2000
-------------------------------------------------
               Joseph E. Kasputys


                        *                          Director                                                   May 18, 2000
-------------------------------------------------
               Melvyn E. Bergstein




*By:  /s/ LEONARD M. GOLDSTEIN
    ----------------------------------------------
    Leonard M. Goldstein
    (Attorney-in-fact)

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER                    DESCRIPTION OF DOCUMENT
     ------                    -----------------------
       *2.1    Agreement and Plan of Reorganization dated March 21, 2000 by and among Registrant, NEON Acquisition One Corporation and PaperFree
               Systems, Inc. (which is incorporated herein by reference to the exhibit filed with the Registrant's Report on Form 8-K dated
               March 24, 2000).

       *2.2    Share Acquisition Agreement by and among Registrant, SECCO
               Software-Engineering, Computing and Consulting Gmbh, Maik Thrum and Goetz Nourney dated April 7, 2000.

        5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation regarding the legality of the securities being registered.

       23.1    Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

       23.2    Consent of Arthur Andersen LLP.

      *24.1    Power of Attorney (which is included on page II-3, herein).


* Previously filed